Exhibit 99.1

Cognyte

NOTICE & PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

FISCAL 2026

A Letter from
our Chairman

Earl Shanks
Chairman of the Board

To my fellow shareholders,

Cognyte’s mission to help our customers eliminate the unknown has never been more relevant. In a world facing complex and fast-evolving threats, our solutions empower security and intelligence organizations to see data differently, generate actionable insights, and respond with confidence and speed. Our differentiated platform, rooted in decades of experience and fueled by continuous innovation, positions us well to meet these growing needs.

During fiscal 2025, Cognyte continued to invest in the core areas that we believe will sustain long-term value creation: relentlessly advancing our technology leadership, particularly in artificial intelligence, strengthening our go-to-market capabilities, and maintaining a rigorous approach to execution and resource allocation. These efforts contributed to meaningful customer growth, including new customer acquisitions and strong traction across key verticals, especially in law enforcement and national security. Notably, our momentum in the U.S., including expanded deployments and deeper customer engagement, further validates our long-term strategy.

Fiscal 2025 marked a year of focused execution and meaningful progress for Cognyte. We delivered double-digit revenue growth, significantly improved profitability, and strengthened our operational foundation, all while deepening our relationships with customers around the world. These achievements reflect the focused efforts of our management team and employees, with the oversight and support of our Board.

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This year saw continued improvements to the composition and capabilities of our Board of Directors. We welcomed two new directors who bring deep domain expertise and global operating experience, further strengthening our ability to support the company’s growth trajectory.

We also continued to engage actively with our shareholders and the broader investment community. We hosted an Investor Day in April, where we shared our technology roadmap, strategic vision, and what sets Cognyte apart in a rapidly evolving market. We also remained in close dialogue with shareholders throughout the year, and in response to feedback, expanded our use of performance indicators to enhance transparency, released a new three-year strategic framework, and outlined long-term goals which we believe can create significant shareholder value.

Amid this progress, we recognize the broader environment remains uncertain, shaped by geopolitical tension, shifting regulatory landscapes, and macroeconomic complexity. Even in the face of the uncertain environment, we are confident in Cognyte’s resilience, strategic clarity, and ability to adapt. Our strong balance sheet and growing cash flow enable us to continue investing in growth while returning capital to shareholders. In that spirit, we initiated and completed a share repurchase program and recently initiated a second repurchase program, a reflection of both financial strength and our belief in the long-term potential of the company.

On behalf of the Board, I extend our gratitude to our shareholders for their continued trust, to our customers for their partnership, and to the entire Cognyte team for their dedication and results. We remain committed to delivering sustainable, profitable growth, and to advancing our shared purpose of making the world a safer place for all.

Earl Shanks

Chairman of the Board

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Financial Highlights

Cognyte Software Ltd. (the “Company,” “Cognyte,” “we” or “us”) executed well during the fiscal year ended January 31, 2025 (“FYE25”) and the first quarter of the fiscal year ending January 31, 2026 (“FYE26”). We consistently delivered improved financial results compared to the same periods in the previous year and demonstrated the strength and leverage we have in our financial model. Our revenue continued to grow meaningfully compared to the same periods, and our gross profit grew at a faster rate than revenue as we leveraged our cost structure, enabling us to drive significantly improved profitability.

In addition, we strengthened our balance sheet in FYE25, generating significant cash from operations and free cash flow and ended FYE25 with $113 million of cash and no debt.

The following tables and graphs present a summary of certain consolidated financial data for fiscal year ended January 31, 2024 (“FYE24”) and FYE25 and for each of the fiscal quarters during FYE25 and the first quarter of FYE26. The summary of the financial data for the foregoing fiscal years has been derived from our audited consolidated financial statements, which were included in our Annual Reports on Form 20-F (the “Annual Reports”) filed with the Securities and Exchange Commission (the “SEC”), and the summary of the operating results for the relevant fiscal quarters has been derived from our unaudited interim consolidated financial statements for the relevant quarter. Our historical results for any prior period are not necessarily indicative of results expected in any future period. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Overview of Operating Results” under Item 5.A (Operating Results) in the applicable Annual Reports and our consolidated financial statements and accompanying notes thereto included therein.

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Summary of Financial Figures for FYE25 and FYE24 in millions of US dollars ($)
	FYE25	FYE24	YoY
Revenue	350.6	313.4	11.9%
Non-GAAP Gross Profit	249.0	217.0	14.7%
Non-GAAP Gross margin	71.0%	69.2%	179bps
Adjusted EBITDA	29.1	9.0	223.4%
Cash	113.1	83.1	36.0%
Cash from operations	46.8	34.6	35.4%

Summary of Operating Results for the Fiscal Quarters Q1 FYE26 - Q1 FYE25 in millions of US dollars ($)
	Q1-FYE26	Q4-FYE25	Q3-FYE25	Q2-FYE25	Q1-FYE25
Non-GAAP Revenue	95.5	94.5	89.0	84.4	82.7
YoY%	15.5%	12.9%	12.1%	9.6%	12.7%
Non-GAAP Gross Profit	68.7	67.6	62.4	60.2	58.8
YoY%	16.8%	17.0%	12.0%	12.9%	17.1%
Adjusted EBITDA	10.3	9.3	6.6	8.3	5.0
YoY change in $	5.3	4.9	1.9	5.9	7.3

The foregoing summary includes certain financial measures not prepared in accordance with generally accepted accounting principle (“GAAP”). For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see “Supplemental Information About Non-GAAP Financial Measures” at the end of this proxy statement.

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Notice of Annual General Meeting of Shareholders

To be Held on September 4, 2025

Dear Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd. (the “Company” or “Cognyte”), to be held on September 4, 2025, at 6:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel (the telephone number at that address is +972-3-577-4226).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	to re-elect each of Mr. Ron Shvili and Ms. Nurit Benjamini as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2029, and until their respective successors have been duly elected and qualified;

2.	to approve the adoption of an amended Compensation Policy for the Company’s Executive Officers and Directors, in accordance with the requirements of the Israeli Companies Law, 5799-1999 (the “Companies Law”);

3.	to approve amendments to the compensation terms of the Company’s non-executive directors; and

4.	to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2026, and until the next annual general meeting of shareholders, and to authorize Company’s Board (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management and Board of Directors will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on August 1, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on August 1, 2025, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so). Our Board

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recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 6, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a report of foreign private issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website at https://cognyte.com/investors/ or at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, upon prior notice and during regular working hours (telephone number: +972-3-577-4226) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on September 3, 2025, to be validly included in the tally of ordinary shares of the Company voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

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Proxy Statement

Annual General Meeting of Shareholders to Be Held on September 4, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Cognyte Software Ltd. (the “Company” or “Cognyte”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 4, 2025, at 6:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, beginning July 30, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on August 1, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares of the Company by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares of the Company so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

1.	to re-elect each of Mr. Ron Shvili and Ms. Nurit Benjamini as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2029, and until their respective successors have been duly elected and qualified;

2.	to approve the adoption of an amended Compensation Policy for the Company’s Executive Officers and Directors, in accordance with the requirements of the Israeli Companies Law, 5799-1999 (the “Companies Law”);

3.	to approve amendments to the compensation terms of the Company’s non-executive directors; and

4.	to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2026, and until the next annual general meeting of shareholders, and to authorize Company’s Board (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2025.

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We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum and Adjournment

On July 18, 2025, we had a total of 72,969,110 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of market on August 1, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting or any adjournment thereof. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.

If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026 and accordingly, no broker non-votes are expected to result from this proposal; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the voting of the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the majority of the shares that are voted at the Meeting in favor

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of a such proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest (an “Interested Shareholder”) in the approval of such proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company. For purposes of determining whether a shareholder is an Interested Shareholder, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

As of this date, we are not aware of any “controlling shareholders”, and in addition we believe that other than our Board members and executive officers, none of our shareholders should have a personal interest in Proposal No. 2.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count For or Against the ordinary majority, and not for or against the Special Majority under Proposal No.2), please notify Ilan Rotem, at Cognyte Software Ltd., 33 Maskit Street, Herzliya, telephone: +972-3-5774226, or by email Ilan.rotem@cognyte.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows our Board to approve the adoption of the amended compensation policy even if the shareholders

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have voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Other than for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

+	By Internet - If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

+	By telephone - If you are a shareholder of record as of the Record Date, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone.

+	By mail - If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record as of the Record Date whose ordinary shares of the Company are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions Inc., you can also vote your ordinary shares of the Company by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record as of the Record Date, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a

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proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, Attention: Liam Eckstein, Legal Director, Securities and Corporate Governance, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 3, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares of the Company will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your ordinary shares of the Company will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares of the Company held in “street name” in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares of the Company directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the ordinary shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares of the Company.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on August 1, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 30, 2025. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares. We have also retained Saratoga Proxy Consulting LLC. (Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@saratogaproxy.com) to assist in the solicitation of proxies for a fee of USD 17,500 plus reimbursement of out-of-pocket expenses.

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Voting Results

The final voting results, including the number of shares votes “FOR,” “AGAINST” or “ABSTAIN,” will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website at, https://www.cognyte.com/investors/. The contents of that website are not a part of this proxy statement and are not incorporated by reference herein.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Liam Eckstein, Legal Director, Securities and Corporate Governance at +972 3 5774226 or liam.eckstein@cognyte.com. or Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@saratogaproxy.com.

Caution About Forward-Looking Statements

This proxy statement contains “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward- looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this proxy statement that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management’s expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward- looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/ or global conditions; risks related to government contract dependency, including procurement risks, and risks associated with operational challenges; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks related to conditions in Israel including Israel’s conflict with Hamas and other terrorist organizations in the region since October 7, 2023; risks resulting from health crises or actions taken in response to such crises; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to

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establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information;

risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks associated with our share repurchase program; risks related to the tax treatment of our spin-off from Verint; and

risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; and other risks set forth in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2025, filed with the SEC on April 2, 2025, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this proxy statement speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

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Security Ownership by Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of our shares as of July 18, 2025, by:

+ each person or entity known by us to own beneficially more than 5% of our outstanding shares;

+ each of our directors and executive officers individually; and

+ all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of July 18, 2025, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 72,969,110 ordinary shares outstanding as of July 18, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

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Security Ownership

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	1,109,782	1.5%
Earl Shanks	228,053	0.3%
Dafna Sharir	86,428	0.1%
Avi Cohen	57,727	*
Ron Shvili	28,568	*
Matthew O’Neill
Nurit Benjamini
David Abadi	573,305	0.8%
Gil Cohen	252,236	0.4%
Ilan Rotem	175,422	0.2%
Sharon Chouli	365,559	0.5%
Efi Nuri	271,200	0.4%
Rini Karlin	335,877	0.5%
All directors and executive officers as a group (13 persons)	3,484,157	4.8%
Major Shareholders
Topline Capital Management, Inc. (1)	9,020,184	12.4%
Value Base Ltd. and affiliates (2)	6,852,674	9.4%
American Capital Management, Inc. (3)	6,665,590	9.1%
Edenbrook Capital, LLC (4)	6,635,083	9.1%
Neuberger Berman, LLC (5)	5,038,357	6.9%

(*) Less than 0.10%

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(1)	As reported in a Schedule 13G/A filed with the SEC on October 7, 2024 by Topline Capital Management, LLC (“TCM”), Collin McBirney and Topline Capital Partners, LP (“TCP”), each of these entities beneficially owns 9,020,184 Cognyte ordinary shares. The securities reported on the Schedule 13G/A are held by and for the benefit of TCP. TCM, as the investment manager and general partner of TCP, and Mr. McBirney, as the member-manager of TCM, may be deemed to beneficially own the securities held by TCP insofar as they may be deemed to have the power to direct the voting or disposition of those securities. Each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the securities held by TCP, except to the extent of its or his pecuniary interests therein. The address of each of these reporting persons is 544 Euclid Street, Santa Monica, CA 90402.

(2)	As reported in a Schedule 13D/A filed with the SECon September 16, 2024 by Value Base Ltd. (“Value Base”), Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership (the “Harmony GP”), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership (“VBF GP”), Ido Nouberger, Victor Shamrich, and Tal Yaacobi (the “Value Base Reporting Persons”), the Value Base Reporting Persons have shares voting and dispositive power over 6,852,674 Cognyte ordinary shares. These shares consist of (i) 1,114,585 Cognyte ordinary shares held directly by Harmony LP, (ii) 3,123,122 Ordinary Shares held directly by VBF LP, (iii) 1,469,213 Cognyte ordinary shares owned directly by Value Base, (iv) 671,354 Cognyte ordinary shares owned directly by Mr. Shamrich, (v) 472,400 Cognyte ordinary shares owned directly by Mr. Nouberger, and (vi) 2,000 Cognyte ordinary shares owned by Mr. Yaacobi through a wholly-owned company. As the sole owner of Harmony GP and the controlling shareholder of VBF GP, Value Base may be deemed the indirect beneficial owner of the Cognyte ordinary shares beneficially owned by Harmony LP and VBF LP.

Mr. Shamrich and Mr. Nouberger together control Value Base. They may be deemed the indirect beneficial owners of the Cognyte ordinary shares beneficially owned by Value Base. Because Mr. Shamrich, Mr. Nouberger, Mr. Yaacobi, Harmony GP, VBF GP, and Value Base may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,852,674 Cognyte ordinary shares held in the aggregate by the Value Base Reporting Persons. The address of each of the reporting persons is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(3)	As reported on a Schedule 13G/A filed with the SEC on May 15, 2025, by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 3,070,681 Cognyte ordinary shares and sole dispositive power over 6,665,590 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(4)	According to a Schedule 13D/A filed on October 13, 2022, by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The number of shares set forth in the table is based on 6,635,083 shares reported in a Form 13F-HR filed with the SEC on May 15, 2025, by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

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(5)	As reported on Schedule 13G/A filed with the SEC on February 12, 2024, by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4.098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Cognyte ordinary shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman

Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104

Compensation of Executive Officers

For information concerning the annual compensation earned during the year ended January 31, 2025 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended January 31, 2025, as filed with the SEC on April 2, 2025 (the “FYE25 Annual Report”), a copy of which is available on our website at https://www.cognyte.com/investors/.

For a detailed discussion and overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions please see “Proposal 2 - Background”.

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Corporate Governance

Overview

We are committed to effective corporate governance and independent oversight by our Board. The composition of our Board as well as our policies and programs are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of relevant experience and engagement with shareholders and other key constituents.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders:

Board Composition & Evaluation	Executive Compensation	Board Members Communication & Education
Maintain a majority independent Board	Base a significant portion of the compensation opportunity of our executive officers on financial performance	Executive sessions between directors and key management members
Keep Chair and CEO positions separated	Set annual incentive targets for our executive officers based on objective performance measures	Shareholders’ views are shared with our Board, and incorporated in discussions of our strategy, operational performance, financial results, capital allocations, corporate governance, compensation programs, and related matters
Maintain entirely independent Board committees	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short and long-term shareholder value	Continuing education program for directors
Annual Board and committees performance review	Cap cash bonus payments and equity-based compensation	Discussions between the Board and shareholders
Independent directors’ executive sessions	Regularly review the executive compensation and peer group data	Regularly review and update Board expertise

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Board

Duties and Responsibilities

Pursuant to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Compensation Committee of our Board (the “Compensation Committee”) and of our Board and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our Board may, subject to the provisions of the Companies Law, delegate its powers to committees of the Board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by our Board, the committees shall not be empowered to further delegate such powers. The current composition and duties of the Board’s committees are described below.

Our Board oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our Board is assisted in its oversight role by internal audit experts. The internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.

Our Approach to Crafting our Board

We take a proactive approach to identifying prospective board candidates who demonstrate the essential competencies, experience, personal attributes, and integrity required for effective board service. This rigorous process is spearheaded by the Nominating and Governance Committee of our Board (the “Nominating and Governance Committee”), which carefully evaluates qualified director candidates before making recommendations to the Board. Additionally, we actively engage with our shareholders to understand the merits they seek in board candidates, ensuring alignment with shareholders’ expectations. Reflecting this feedback and our continued focus on strengthening the Board’s capabilities, we were pleased to appoint Mr. Matthew O’Neill and Ms. Nurit Benjamini to the Board on March 1, 2025, and March 31, 2025, respectively. Mr. O’Neill and Ms. Benjamini bring significant expertise and complementary experience in key areas such as law enforcement, security experience, capital markets, finance and executive leadership. Their appointments further enhanced the depth and diversity of our Board, which is composed of highly qualified and experienced individuals who provide a broad range of perspectives critical to overseeing our strategy and safeguarding the interests of the Company and its shareholders. For further information regarding our Board’s extensive and diverse background, please see “Board Background and Skills Diversification.”

Evaluate Board Competencies and Needs

The Board, along with the Nominating and Governance Committee, annually conducts self-assessments to evaluate the Board’s competencies and dynamics. This thorough analysis allows the Board and the Nominating and Governance Committee to identify potential gaps and to determine necessary

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areas for improvement. These self-assessments, along with input from our shareholders, form essential building blocks for the Board’s analysis of skills when evaluating changes to the Board and potential director candidates.

Identifying and Evaluating Potential Candidates

In response to the specific areas our Board and the Nominating and Governance Committee identify where additional qualifications and experience may benefit the Board’s work, we actively seek out candidates who possess the required experience, attributes, and skills. Referrals may come from current Board members and, at times, from other company stakeholders including shareholders, and at times we also use third-party search firms and other providers. The Nominating and Governance Committee assesses potential candidates to ensure they have the necessary qualifications to address the identified needs. This phase may involve individual meetings with members of the Board and, in certain cases, members of the management team.

Our Due Diligence Process

In alignment with the Companies Law, prospective board members undergo assessment to ensure compliance with legal and regulatory standards. In addition, their qualifications, experience, integrity, and ability to contribute effectively to governance are carefully evaluated by the Nominating and Governance Committee. This due diligence aims to protect the interests of the Company and our shareholders while upholding the highest levels of corporate governance and transparency.

Board Composition

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re- election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, and until their successor has been duly elected and qualified, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our Board currently consists of the following seven directors:

+	Earl Shanks, who serves as the Chairperson of the Board;

+	Elad Sharon, who also serves as our Chief Executive Officer;

+	Avi Cohen;

+	Dafna Sharir;

+	Ron Shvili;

+	Matthew O’Neill; and

+	Nurit Benjamini.

Other than Elad Sharon, our Chief Executive Officer, each of our other six directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. On March 1, 2025, and on March 31, 2025, respectively, Mr. O’Neill and Ms. Benjamini joined our Board to fill the vacancies created by the departure of Mr. Richard Nottenburg, who stepped down from our Board after more than four years and the resignation of Ms. Sarit Sagiv in November 2024.

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Board Background and Skills Diversification

We believe it is important that our Board is comprised of individuals with a diversified set of skills and backgrounds.

The following chart offers a condensed overview of the significant skills, qualifications, and experiences held by each of our directors and director nominees.

We believe the below underscores the diverse and complementary blend of capabilities within our Board that allows for effective governance and oversight over the Company’s management and strategy. It is important to note that this summary does not encompass every detail of each director’s contributions or skill set but rather provides a snapshot of attributes considered by the Board as key.

Director Skills and Experience	Earl Shanks	Elad Sharon	Dafna Sharir	Avi Cohen	Ron Shvili	Matt O’Neill	Nurit Benjamini
CEO / CFO Public Company	X	X		X			X
Public Company Board Experience	X	X	X	X	X		X
Accounting Expertise & Financial Reporting	X	X	X	X			X
Software Business	X	X		X	X		X
International Business Experience	X	X	X	X	X	X	X
M&A / Capital Markets	X	X	X	X			X
Strategic Planning	X	X	X	X	X	X	X
Information Technology/ Cybersecurity / IT	X	X		X	X	X
Security Analytics Domain Expertise		X			X	X
National Security					X	X
Executive Compensation	X	X	X	X			X
Risk Oversight & Management	X	X	X	X			X
As of the date of this proxy statement, our seven-member Board includes two female directors.

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Board Meetings

Our Board holds a minimum of six meetings each year in which it reviews Company developments and deliberates on matters demanding Board oversight. Additional meetings are held from time to time in order to allow the Board to exercise its oversight over the Company’s management and to discuss matters that require the Board’s attention.

Board meetings feature the attendance, from time to time, of senior management members who present reports and participate in discussions pertinent to their areas of responsibility, in addition to external advisors designated or engaged by our Board for various tasks to assist the Board in fulfilling its duties, including our independent compensation consultant. In addition, our Board regularly holds closed sessions in which only Board members participate, without members of management.

Committees of Our Board

Our Board has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee.

The Board has formalized the procedures and duties of these committees through the adoption of committee charters, which are accessible on our website at https://www.cognyte.com/investors/.

Audit Committee

The audit committee of our Board (the “Audit Committee”) consists of Ms. Sharir (Chairperson), Ms. Benjamini, and Mr. Cohen. The Board has determined that each of Ms. Sharir, Ms. Benjamini, and Mr. Cohen meets the heightened standards of independence for audit committee members under the Nasdaq rules, including Rule 10A-3(b) (1) under the Exchange Act of 1934, as amended. Additionally, based on their education and experience, each of Ms. Sharir, Ms. Benjamini, and Mr. Avi Cohen is deemed financially literate in accordance with the requirements of Nasdaq Rule 5606(C)(2) for audit committee members.

Our Board has determined that both Ms. Sharir and Ms. Benjamini qualify as “audit committee financial expert” as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq corporate governance rules.

The Audit Committee charter outlines the responsibilities of the Audit Committee which include:

+	retaining and terminating our independent auditors, subject to the ratification of our Board, and in the case of retention, to that of our shareholders;

+	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

+	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

+	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
+	recommending to our Board the retention and termination of the head internal auditor, and the head internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal audit department;

+	reviewing with our Chief Legal Officer and/or

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external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

+	identifying irregularities in our business administration, inter alia, by consulting with the head internal auditor or with the independent auditor, and suggesting corrective measures to our Board;

+	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

+	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

The Compensation Committee consists of Ms. Sharir (Chairperson), Mr. Shanks and Mr. Cohen. Our Board has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

The Compensation Committee charter outlines the responsibilities of the Compensation Committee, which include:

+	approving and recommending to our Board for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity- based compensation plans, and overseeing the development and implementation of such policies and recommending to our Board any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

+	approving and recommending to our Board for its approval the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

+	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

+	assisting the Board in administering our equity- based compensation plans, including without limitation, recommending to our Board the adoption and/or amendment of such plans, interpreting such plans and the awards and agreements issued pursuant thereto, and approving and recommending to our Board the approval of awards to eligible persons under the plans and the terms of such awards.

Nominating and Governance Committee

The Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) consists of Mr. Shanks (Chairperson), Mr. Shvili and Mr. O’Neill. The Board has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

The Nominating and Governance Committee charter outlines the responsibilities of the Nominating and Governance Committee, which include:

+	evaluating and making recommendations to our Board concerning the structure, composition and functioning of our Board and any committee thereof, to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently

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diverse and independent backgrounds;

+	recommending to our Board for its approval criteria for the Board and committee membership, including a description of any specific and minimum qualifications that the Nominating and Governance Committee believes must be met by a committee-recommended nominee;

+	identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of our Board, consistent with criteria established by the committee, a new director candidate evaluation process and the qualification requirements set forth under the Companies Law and Nasdaq corporate governance rules;

+	recommending to the Board candidates for election or reelection by our Board at each annual general meeting of shareholders;

+	establishing procedures for and oversee performance evaluations of the members of our Board and our Board and the committees thereof on a collective basis;

+	reviewing our Board meeting procedures, including the appropriateness and adequacy of the information supplied to directors prior to and during meetings of our Board;

+	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board a set of corporate governance guidelines applicable to our Company; and

+	assisting our Board in fulfilling its oversight responsibilities relating to corporate responsibility and environmental, social and governance matters.

Strategy Committee

In April 2024, the Board established a Strategy Committee (the “Strategy Committee”), which is comprised of Mr. Cohen (Chairperson), Ms. Sharir and Mr. Shvili.

The Strategy Committee charter outlines the responsibilities of the Strategy Committee which include:

+	providing the Board with recommendations, in relation to the development and execution of the Company’s strategy, including its strategic plans and initiative;
+	providing guidance and support to management in the execution of strategic projects and initiatives, including resource allocation and performance management; and
+	assisting management in assessing and monitoring external factors such as regulatory changes, technological advancements, and economic conditions that may impact the Company’s strategy. The Strategy Committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

Board and Committee Attendance in the Fiscal Year Ended January 31, 2025 (“FYE25”)

During FYE25, our Board convened thirteen times. The Audit Committee held six meetings, the Compensation Committee held five meetings, and the Nominating and Governance Committee held four meetings. Among our directors nominated for re-election, Mr. Ron Shvili attended all Board and committee meetings he was assigned to during FYE25. Our other nominee, Ms. Nurit Benjamini, joined our Board on March 31, 2025, after the conclusion of FYE25, and therefore was not a member during the reported meeting period and was not assigned to any meeting of the Board or the committee during FYE25. The remaining directors who served during FYE25 attended at least 75% of the total meetings of the Board and relevant committees.

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Internal Oversight

Our solutions are designed for use, primarily by government agencies, as investigative analytics tools aimed at driving Actionable Intelligence for a Safer World™. Accordingly, our solutions are sold to aid government agencies in preventing and investigating crime and terror.

As part of our business processes, we apply a set of internal compliance policies, guidelines and oversight measures that are aimed to support our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. We and our Board periodically evaluate such policies, guidelines and measures.

As part of such internal compliance policies, guidelines and oversight measures, sale opportunities are reviewed by a dedicated trade compliance team that assesses various factors, including whether any sanctions are applied with respect to the customer or the relevant country, and assesses the nature of any regulatory requirements, the contractual arrangements with the customer, and the risk of the use of our solutions in a manner contrary to the purpose for which such solutions were developed. The assessment process and the level of review are based on the characteristics of the opportunity in question. In accordance with our internal guidelines, the findings of the trade compliance team are presented to senior executive officers tasked with such a role, who in turn from time to time, also consult with and report to Board members. In the past, we have forgone sales opportunities where we assessed that there is a risk of our solutions being used in a manner inconsistent with the intended goal for which such solutions were developed. In the future, we may also forego sale opportunities based on similar assessments. In addition, pursuant to our contracts, customers undertake to use our solutions solely for their intended purpose and, under certain circumstances, we maintain our right to cease providing services or support should it come to our attention that our solutions have been employed in a manner that deviates from our licensing terms.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage.

In line with our commitment to enhanced transparency and corporate governance, and in response to shareholder feedback, we periodically disclose new KPIs to provide a more comprehensive view of our business performance. We are committed to maintaining an active dialogue with our shareholders to understand their priorities and concerns, particularly regarding our business strategy, growth initiatives, corporate governance policies and practices and compensation. Engaging with our shareholders is integral to our corporate values of open communication and accountability. By fostering this dialogue, we aim to align shareholder expectations with our strategic goals, practices and disclosures.

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Reflections on the 2024 Annual General Meeting

In advance of the 2024 AGM, shareholders shared their views on corporate governance, executive compensation, and disclosure practices through written communications and direct engagement with our chairman and management. The Board welcomed the dialogue and carefully considered the feedback.

Following the AGM, the Board and management undertook a proactive review of the feedback received, resulting in a set of meaningful changes and enhancements. In addition, and as part of our ongoing efforts to align the Board’s composition with the Company’s evolving strategic priorities and long-term growth plans, we have continued to refresh and strengthen the Board. A significant step in this process was the retirement of long-standing director Mr. Richard Nottenburg, who concluded his service on March 31, 2025. In parallel, and with input from shareholder conversations, we appointed two new independent directors whose backgrounds and expertise enhance the Board’s overall profile. Mr. Matt O’Neill joined the Board on March 1, 2025, bringing deep experience in law enforcement, government, financial crimes, and security. Ms. Nurit Benjamini was appointed on March 31, 2025, replacing Ms. Sarit Sagiv, who stepped down on November 6, 2024. Ms. Benjamini brings over two decades of leadership experience in the software industry, along with significant expertise in financial reporting for U.S.-listed technology companies. These changes reflect key investor priorities and underscore our commitment to thoughtful Board development and strong governance practices. In addition to Board composition changes, we implemented improvements in several areas, including enhanced software KPI disclosures, transparency, shareholder and investor communications.

The company has also disclosed voting results from the 2024 AGM and shared more details about its long-term strategy and financial targets. Many of the items raised during the 2024 AGM have been addressed and implemented, while others are scheduled for future evaluation.

We value shareholder perspectives and remain committed to fostering constructive engagement. All proposals or requests raised at the 2024 AGM were reviewed thoroughly. While not every suggestion was adopted, each was deliberated thoroughly, and where alignment was not reached, the Board carefully considered the implications in the context of long-term value creation and solid governance principles.

For more information regarding our Board, its committees, and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our FYE25 Annual Report.

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PROPOSAL 1 | Re-Election Of Directors

What are we asking?

We are asking shareholders to approve the re-election of Mr. Ron Shvili and Ms. Nurit Benjamini to serve as Class I directors until our 2029 annual general meeting.

Key reasons for our recommendation:

Both nominees are experienced directors, with Ms. Benjamini having over 20 years of experience as a CFO for leading public software companies, and Mr. Shvili bringing over 30 years of technology leadership experience, including 23 years in senior positions within Israel’s defense sector (IDF and Ministry of Defense) and subsequent C-level executive roles in telecommunications and financial services. Their re-election is intended to provide continuity and stability on the Board, and both have the unanimous support of the Board.

Background

On July 11, 2023, in accordance with our Articles of Association, our Board set the number of our directors at seven directors and named Mr. Earl Shanks as the Board’s chairperson. In addition, Ms. Sagiv and Mr. Richard Nottenburg concluded their service on November 6, 2024, and March 31, 2025, respectively. Following these transitions, Mr. Matt O’Neill was appointed to the Board on March 1, 2025, and Ms. Nurit Benjamini joined on March 31, 2025

Our Board is divided into three classes with staggered three-year terms as follows:

+	the Class I directors are Mr. Ron Shvili and Ms. Nurit Benjamini and their terms expire at the Meeting;

+	the Class II directors are Ms. Dafna Sharir, Mr. Avi

Cohen, and Mr. Matthew O’Neill and their terms expire at our annual meeting of shareholders to be held during the fiscal year ending January 31, 2027; and

+	the Class III directors are Mr. Earl Shanks and Mr. Elad Sharon, and their terms expire at the Meeting of shareholders to be held during the fiscal year ending January 31, 2028.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Mr. Ron Shvili and Ms. Nurit Benjamini, to our Board to serve until the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2029, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Each of Mr. Ron Shvili and Ms. Nurit Benjamini qualifies as an independent director under the Nasdaq corporate governance rules. In accordance with the Companies Law, each of Mr. Ron Shvili and Ms. Nurit Benjamini has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

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The Nominating and Governance Committee of our Board recommended that each of Mr. Ron Shvili and Ms. Nurit Benjamini be re-elected at the Meeting as a Class I director for a term to expire at the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2029, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Mr. Ron Shvili and Ms. Nurit Benjamini is set forth below:

Ron Shvili: Mr. Shvili has served as a member of our Board since May 1, 2024. He brings more than three decades of leadership experience spanning national security, enterprise technology, with a strong track record of driving innovation across the defense intelligence, cybersecurity, telecom, software, and insurtech sectors.

Mr. Shvili currently serves as a Board Member of Ankor Insurance and manages the early stage insurtech portfolio at Phoenix Insurance, one of Israel’s leading investment, insurance and asset management groups. In this capacity, he also represents Phoenix on the boards of Seenity and nSure.ai, and as a board observer at Honeycomb Insurance. Mr. Shvili is a venture partner at Magenta Ventures and serves as an advisor to several technology startups.

From 2020 to 2023, Mr. Shvili served as Executive Vice President and Chief Technology, IT and Innovation Officer at Phoenix Insurance. From 2013 to 2020, he was Chief Technology Officer at Cellcom Israel Ltd., one of the country’s largest telecommunications providers. Mr. Shvili also held a board role with

LightCyber (acquired by Palo Alto Networks) and advisory board roles for Granulate (acquired by Intel) and Imvision (acquired by Intuit).

Earlier in his career, Mr. Shvili spent 23 years in Israel’s national security sector. From 1990 to 2012, he held senior positions in the Israeli Defense Forces and the Ministry of Defense, including as the head of an R&D division in DDR&D (MAFAT) and as the commander of the IDF’s elite 8200 technology division, both at the rank of Colonel. He led strategic initiatives in cyber, communications, AI and defense technology.

Mr. Shvili holds an MSc and BSc in Electronic Engineering from Tel Aviv University.

Nurit Benjamini: Ms. Benjamini was appointed to serve as a member of our Board effective March 31, 2025. Ms. Benjamini is a Partner and the Chief Financial Officer of F2 Venture Capital and serves as an External Director of Caesarstone Ltd. (Nasdaq: CSTE) since 2020. From December 2013 to November 2022, Ms. Benjamini served as the Chief Financial Officer of Crazy Labs Ltd., a top mobile games developer and publisher. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (Nasdaq: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

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Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve that Mr. Ron Shvili be re-elected as Class I director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2029 and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, to approve that Ms. Nurit Benjamini be re-elected as Class I director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2029, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

The vote required for approval for the re-election of each of Mr. Ron Shvili and Ms. Nurit Benjamini is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Ron Shvili and Ms. Nurit Benjamini as a Class I director for a term to expire at the annual general meeting to be held during the fiscal year ending January 31, 2029.

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PROPOSAL 2	Approval of The Adoption of The Company’s Compensation
Policy for Executive Officers and Directors

What are we asking?

We request approval for an updated Compensation Policy for our executives and directors, as required by Israeli Companies Law.

Key reasons for our recommendation:

These updates do not change our compensation philosophy. The revisions include: reducing the policy term from 5 to 3 years (as mandated by law), providing our Compensation Committee with greater flexibility in scheduling peer reviews, implementing commission caps where applicable, aligning our clawback policy with existing corporate standards, and clarifying tax procedures. Other than in connection with Proposal No.3, there are no changes to compensation levels or structure of our directors or officers.

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Cognyte, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the Companies Law. The adoption, amendment or restatement of compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders. The Companies Law allows our Board to approve the Amended Compensation Committee even if the shareholders have voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company. The compensation policy is intended to put caps and guidelines on executive officers’ and directors’ compensation and is not a guarantee or commitment of future compensation. The individual terms of compensation of officers and directors are determined on an individual basis in a manner which is consistent with the compensation policy. The compensation policy does not grant any rights or benefits to any of the officers or directors.

In January 2021, in connection with our transition to a public company and spin off from Verint Systems Inc., our Compensation Committee, Board of Directors and shareholders adopted the Cognyte Software Ltd. Compensation Policy (the “Compensation Policy”) in accordance with the Israeli Companies Law. As permitted under the Companies Law for newly public companies, such Compensation Policy was adopted for a five-year term and remains in effect until January 2026. Following this five-year period, our Compensation Policy is required to be brought to the re-approval of our shareholders at least once every three years.

We are now proposing to adopt an amended and restated version of our Compensation Policy attached hereto as Exhibit A (the “Amended Compensation Policy”), following a review and approval by our Compensation Committee and Board of Directors, in accordance with the Israeli Companies Law. The terms of the Amended Compensation Policy remain substantially similar to the current Compensation Policy adopted in connection with our spin off.

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In general, our Amended Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted at reflecting our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Amended Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation. These limits serve only as a cap on compensation and not a guarantee or commitment of any future compensation.

Our Amended Compensation Policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, performance, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our Amended Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our Compensation Policy also provides for compensation to the members of our Board.

The proposed changes to the current Compensation Policy which are included in the Amended Compensation Policy are very limited in scope and do not materially alter the substance and philosophy of our existing Compensation Policy. The following are the changes proposed to be implemented in the Amended Compensation Policy: (i) shortening the policy’s term from five years to three years in accordance with the Companies Law; (ii) modifying the required frequency of peer group review by the Compensation Committee from every two years to “periodically” in order to allow the Committee greater flexibility to conduct reviews as appropriate based on market conditions, regulatory developments, and business needs; (iii) adding bonus caps to commission-based compensation for Executive Officers in roles deemed appropriate by the Company; (iv) revising the Clawback Policy section to ensure consistency with our existing corporate policy; and (v) clarifying the mechanisms for tax withholding on directors’ equity compensation. The above summary of the Amended Compensation Policy is qualified by reference to the full text of the Amended Compensation Policy attached to this Proxy Statement as Exhibit A.

Our Compensation Committee and Board also reviewed and confirmed that all compensation ranges in the Amended Compensation Policy and terms remain aligned with current market benchmarks. Our Compensation Committee and Board believe that the Amended Compensation Policy provides an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives for our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the Amended Compensation

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Policy is intended to incentivize superior individual excellence and to align the interests of our executive officers and directors with our long-term performance, and as a result, with those of our shareholders.

Executive Compensation

In this section we provide an overview of the compensation awarded to or earned by our executive officers during FYE25, including an overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions.

Pay for Performance Philosophy

Our Compensation Committee believes that a well-designed executive compensation program is one in which pay opportunities are competitive with the market, performance goals are challenging but achievable, and overall pay outcomes are aligned with corporate and individual performance. The Compensation Committee takes a mid and long-

term view in designing our executive compensation program, taking into account that the Company may experience variability in year-by-year performance. We further believe it is important that pay opportunities remain competitive with the Peer Group and the market at all times, to attract and retain the talent needed to support the Company’s growth and the long-term strategy. The Board and the Compensation Committee took these considerations into account in the design of pay opportunities for FYE25, including in striking a balance between short-term and long-term objectives.

We believe that the compensation of our executive officers for FYE25 was aligned with the Company’s performance during FYE25. For further information regarding the Company’s performance in FYE25, please see “Financial Highlights.”

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices.

Our key compensation practices include the following:

What we do	What we do not do
Equity compensation grants to promote executive retention and reward long-term value creation	Do not grant uncapped cash incentives or guaranteed equity compensation
Fully independent directors on Compensation Committee, composed of at least three members	Do not provide compensation-related tax gross ups
Engage an independent compensation consultant to advise our Compensation Committee	Do not provide significant perquisites
Carefully managing our equity dilution level (currently below 10%)	Do not permit hedging or pledging of Company securities
Continuously enhancing our compensation practices to include a significant performance- based component in our executives’ compensation. Currently, at least 50% of our executives’ annual equity grant is subject to performance-based criteria

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Executive Compensation Objectives

A key objective in setting officer pay opportunities is to attract and retain the best talent to lead our Company and to incentivize our leaders to achieve outstanding performance results and create shareholder value. To support this objective, we set target compensation in a range around median by reference to the competitive benchmarking review and design our compensation arrangements so that actual pay outcomes will vary above or below target based on the individual and corporate performance achieved. Competitive benchmarking review and other factors are discussed below under “Factors in Establishing Executive Officer Pay Opportunities.”

Our objective is to craft a balanced blend of fixed, annual variable incentive, and long-term incentive compensation. This aims to not only attract and retain our executive officers but also to motivate them to consistently deliver their best performance, thereby maximizing both short-term outcomes and long- term shareholder value.

We strive to set our overall total compensation at a competitive level. Executives may be compensated above or below the targeted market position based on factors such as experience, performance, scope of position and the competitive demand for proven executive talent, as described further below under “Factors in Establishing Executive Officer Pay Opportunities.”

Factors in Establishing Executive Officer Pay Opportunities

Role of the Compensation Committee

The Compensation Committee is responsible for establishing and overseeing our executive compensation programs and annually reviews and determines the compensation to be provided to our executive officers. In setting executive compensation, the Compensation Committee considers a number of factors, including Company’s financial position and the recommendations of our Chief Executive Officer (other than with respect to his own compensation) and our People team, current and past total compensation, competitive market data and analysis provided by the Compensation Committee’s independent compensation consultant.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our Chief Executive Officer’s assessment of the performance of each executive (other than himself). The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package. Each year, the Board approves, based on the recommendation of the Compensation Committee, the financial and strategic goals applicable to the executives’ performance- oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning performance based restricted stock units (PSUs) granted by the Company. Such goals may include revenues, booking, collection, cash flow, EBIT, adjusted EBITDA or other parameters,

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to reflect the Company’s business performance goals and objectives and to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value. For further information regarding the performance metrics applied to the bonuses and PSUs for FYE25 and FYE26, please see “Elements of Compensation” below.

Compensation Consultant and Peer Group

In order to design a competitive executive compensation program that will continue to attract top executive talent and reflect our compensation philosophy, our Compensation Committee has retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as an independent compensation consultant to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives and provide guidance in administering our executive compensation program. While we acknowledge the uniqueness of each employer’s circumstances in setting executive compensation, we find value in referencing specific and aggregated compensation data from selected companies or groups. This information serves as a useful tool in our decision-making process across all aspects of our compensation framework.

During FYE25, the Compensation Committee approved a peer group of 17 companies proposed by Aon (the “Peer Group”). The Peer Group was chosen using various parameters to ensure comparability on the one hand, and a certain degree of diversity, on the other hand, while giving effect, among other things, to the following preferences, bearing in mind that some of the companies in the Peer Group meet some but not all of the below criteria, We believe this Peer Group remains relevant for FYE26, and is appropriate for compensation benchmarking purposes.

+	Software companies, prioritizing companies with a security focus and selling primarily into government channels.

+	Companies with revenues of between $150 million and $800 million reflecting a range of approximately 50% to 200% of our revenues over the past three years.

+	Companies with a market value of between $150 million to $3.0 billion.

+	Companies with a headcount of 500 to 2,600 employees, reflecting approximately 30% to 150% of our projected headcount for the next couple of years.

+	Preference was given to companies based in Israel that went public within the last five years with shares listed on Nasdaq, ensuring that the list has sufficient representation from companies with headquarters in Israel.

Following review and consideration of the different factors, our Compensation Committee and Board approved the below as our Peer Group for FYE25:

AvePoint	Domo	Rimini Street
BigCommerce	Enfusion	Riskified
C3.ai	Everbridge	SecureWorks
Cellebrite DI	Kaltura	Similarweb
Consensus Cloud Solutions	MeridianLink	WalkMe
Zuora	Rapid7
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During FYE25 and FYE26, Aon provided an analysis of data derived from members of our Peer Group. The Compensation Committee used Aon analysis to help structure a competitive executive compensation program, position executive compensation by considering market data, and make individual compensation decisions based on comparable positions at companies with which we compete for talent. While the Compensation Committee does not establish compensation levels solely based on a review of competitive data or benchmark to any particular level, it believes such data is a useful tool in its deliberations as our compensation policies and practices must be competitive in the marketplace for us to be able to attract, motivate and retain qualified executive officers.

Elements of Compensation

The primary elements of our executive officers’ compensation and the main objectives of each are:

+	Base Salary: Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. Each executive officer’s initial base salary was set forth in their employment agreement. The FYE25 and FYE26 base salaries for our executive officers, including our Chief Executive Officer as approved at our annual general meeting for FYE25 were updated to be more competitive and attractive in relation to the market standards. Based on the study conducted by our compensation consultant, after giving effect to such increases, most of our executive officers’ base salaries remain below the 25th percentile of the Peer Group. Our Chief Executive Officer’s base salary is positioned between the 25th and 50th percentile of the Peer Group.

+	Cash Incentive Bonus: Performance-based annual cash bonuses are primarily intended to reward superior performance of financial and, to a lesser extent, qualitative and non-financial goals by our executive officers and support fixed compensation in attracting and retaining our executive officers. The performance goals that underlie the bonus entitlement are determined by our Compensation Committee and our Board and are designed to ensure that bonuses are paid to reward for achievements with respect to the Company’s business objectives and targets. Such goals generally include revenues, booking, collection, adjusted EBITDA or other parameters.

In FYE25, approximately 12.6% of the total compensation paid to all our executive officers was in the form of a target bonus.

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The table below includes the performance metrics and the corresponding percentage weight assigned to each performance metric with respect to the attainment of the cash bonuses during each of FYE25 and FYE26.

FYE25- Annual Performance Metric	Weight
Booking	30%
Non-GAAP Revenue	25%
Collection	25%
Personal goals	20%

FYE26- Annual Performance Metric	Weight	Minimum Target Payout
Booking	30%	84%
Non-GAAP Revenue	25%	90%
EBIT	25%	50%
Personal goals	20%	Varies dependent on the actual goal

The actual payment of the target cash bonuses for FYE25 was contingent upon achieving at least 90% of the specified target performance metrics. The actual payment of the target cash bonuses for FYE26 is contingent upon achieving the minimum targets set forth in the table above, with the specific amounts calculated in accordance with a pre-defined formula designed to provide meaningful rewards only for performance that significantly exceeds the minimum targets. In case of over-achievement, the cash bonuses may reflect a potential payout of up to 200% according to a pre-defined formula.

+	Long Term Incentive Compensation: Equity compensation, provided in the form of time vesting restricted share units (RSUs) as well as performance-based restricted share units (PSUs), aligns executives’ interests with our shareholders’ interests, emphasizes long-term financial and operational performance, and helps retain executive talent. Equity-based compensation creates an ownership culture among our executive officers that provides an incentive to contribute to the continued growth and development of our business and aligns the interests of our executives with those of our shareholders. The vesting of both RSUs and PSUs is subject to continued service by the executive officer, which vesting condition further strengthens the executive officer’s long- term commitment.

In addition, to further align our executive officers’ compensation with our shareholders’ interests, a significant portion of the equity awards (50% in recent years) is awarded to our executive officers in the form of PSUs, the vesting of which is also subject to the attainment of pre-determined performance criteria. The performance criteria are aligned with the Company’s goals, strategy and annual operating plan. Given such vesting criteria, the PSUs will only vest subject to attainment of such pre-determined goals. The vesting of the PSUs is subject to a pre-defined formula designed to provide meaningful rewards only for performance that significantly exceeds the minimum targets. The PSUs may settle into up to two times the number of underlying shares to the extent that the targets are overachieved. In certain previous years, when the Company did not fully meet the goals determined by our Board and Compensation Committee, the PSUs granted by us did not vest, or only partially vest,

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therefore such PSUs strongly align with our pay-for-performance philosophy.

In FYE25, approximately 71% of our executive officers’ direct compensation was made in equity-based compensation in the form of RSUs and PSUs.

The tables below include the two-year performance metrics and the corresponding percentage weight assigned to each such two-year performance metric with respect to the attainment of the performance-based vesting terms of the PSUs granted to each of our executive officers during FYE25 and FYE26.

FYE25 Two-Year Performance Metric	Weight	Minimum Target Payout
Non-GAAP Revenue	33.3%	82%
Adjusted EBITDA	33.3%	82%
Collection	33.3%	82%

FYE26 Two-Year Performance Metric	Weight	Minimum Target Payout
Non-GAAP Revenue	33.3%	90%
EBIT	33.3%	50%
Free Cashflow	33.3%	80%

Similar to our approach with the target bonuses, the actual payout and settlement of the PSUs granted during FYE25 is contingent upon achieving at least 82% of the specified target performance metrics, and the actual payout and settlement of the PSUs granted during FYE26 is contingent upon achieving at least the minimum targets set forth in the table above. In case of over-achievement, the actual payout may reflect a maximum potential settlement of up to 200% of the shares, according to a pre-defined formula.

Regarding the mix of these elements in our executive compensation framework, our philosophy has been to weigh more heavily toward long-term incentive compensation and less toward fixed and annual incentive compensation, and we expect this philosophy to continue.

Equity Plan Governance

The Company has adopted one share incentive plan, the Cognyte Software Ltd. 2021 Share Incentive Plan

(the “2021 Plan”). The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, and Section 3(i) of the Israeli Tax Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and Section 409A of the Code.

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Our Compensation Committee and Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation

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program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue.

As of July 18, 2025, we had 72,969,110 shares issued and outstanding and 5,226,610 shares reserved for grants under the 2021 Plan, of which 4,894,501 were reserved for outstanding awards, and 332,109 shares were available for future grants, resulting in an overall level of dilution of approximately 6.7%.

Policy for Recovery of Erroneously Awarded Compensation

In September 2023, the Board adopted a policy for the recovery of erroneously awarded compensation in compliance with the SEC rules. The policy provides for the recovery of erroneously awarded incentive-based compensation from current and former officers when there is an accounting restatement due the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. During FYE25, there were no events that triggered a right to a clawback from any of our current or former officers.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to adopt the Company’s Compensation Policy for Executive Officers and Directors, in the form attached as Exhibit A to the Proxy Statement.”

The vote required for approval of our proposed Amended Compensation Policy is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal No. 2.

In connection with Proposal No. 2, the Companies Law allows our Board to approve the Amended Compensation Policy even if the shareholders have voted against its approval, provided that the Company’s Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Board Recommendation

The Board recommends a vote “FOR” the adoption of the Company’s Compensation Policy for Executive Officers and Directors.

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PROPOSAL 3	Approval of Amendments to The Compensation Terms of The Company’s Non-Executive Directors

What are we asking?
We are asking shareholders to approve an amendment to increase the compensation of our non-executive directors.

Key reasons for our recommendation:
Our directors’ compensation has not changed since 2021. Based on an independent consultant’s review of peer companies, modest adjustments are appropriate to stay competitive and retain qualified directors. These increases remain within the framework of our Compensation Policy and the Amended Compensation Policy.

Background

Under the Companies Law and our Compensation Policy and Amended Compensation Policy, the compensation of our directors must be approved by our shareholders. Our Board of Directors, following the recommendation of our Compensation Committee, has determined that it is in the best interests of the Company and its shareholders to update both the cash and equity compensation elements for our non-employee directors to ensure we can continue to attract and retain qualified individuals to serve on our Board.

The compensation structure for our current non-executive directors was established in 2021 and has remained unchanged since then. The Compensation Committee has engaged Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as an independent compensation consultant to offer advisory services for non-employee directors’ compensation and provide guidance in administering our program.

Based on a review of market practices and the director compensation of our Peer Group, the Compensation Committee and Board have concluded that the proposed adjustments are appropriate and will align our non-executive directors’ compensation with the 50th percentile of our Peer Group.

The below proposed amendments to our directors’ compensation remain within the framework of our existing Compensation Policy and the Amended Compensation Policy.

Proposed Changes to Board Compensation Current Cash Compensation:

Currently, our non-executive directors receive the following annual cash compensation:

+	A base retainer of $40,000, with an additional $50,000 for the Chairperson of the Board.

+	Committee chairs receive the following annual fees: $25,000 for each of the Compensation and Audit Committees, and $9,500 for the Nominating and Governance Committee or any other standing committee.

+	Non-chair committee members receive annual fees of $9,000 for the Audit Committee, $6,500 for the Compensation Committee, $4,000 for the Nominating and Governance Committee, and $4,000 for other standing committees.

+	Directors residing outside of Israel also receive a supplemental annual retainer of $25,000.

Directors receive multiple fees if they serve in more than one role, and all fees are paid quarterly in arrears and pro-rated if the role was held for less than a full quarter.

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Proposed Amendments to the Cash Compensation:

It is proposed to make the following amendments to the annual cash compensation of our non-executive directors effective as of the beginning of Q4 FYE26:

+	Increase the annual cash retainer fee for each of the Strategy Committee chair and Nominating and Governance Committee to $15,000 and $10,000, respectively, from $9,500.

+	Increase the annual cash retainer for each committee member to 50% of the annual cash retainer paid to the chair of the respective committee. As a result, the annual retainer fees for non-chair committee members will be as follows:

○	Audit Committee - $12,500

○	Compensation Committee - $12,500

○	Strategy Committee - $7,500

○	Nominating and Governance Committee - $5,000

No other changes will be made to the cash compensation of our non-executive directors.

Current Equity Compensation:

Currently, each of our non-executive directors are entitled to receive an annual grant of RSUs with a fair market value of $160,000 which grants are made once a year alongside management equity awards and vest fully either on the first anniversary of the grant date or on a date in the first fiscal quarter following the fiscal year in which the grant was made, as determined by the Board. In the event of a Change in Control (as defined in the 2021 Plan), any unvested RSUs granted to a non-executive director will fully vest if the director’s service ends or if the RSUs are not assumed in such Change in Control. All such equity grants are made under the 2021 Plan.

Proposed Amendments to the Equity Compensation:

It is proposed that commencing in FYE27, the equity compensation shall consist of an annual equity grant of RSUs with a fair market value of $180,000 and that such RSUs will be granted annually at a time determined by the Compensation Committee and the Board and will vest in equal quarterly installments over one year. In addition to acceleration upon a Change in Control (as described above), any unvested RSUs granted to a non-executive director will fully vest upon the death or Disability (as defined in the 2021 Plan) of such director. All such equity grants will be made under the 2021 Plan or any successor plan. The proposed amendments are intended to take effect beginning with FYE27.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendments to the compensation terms of the Company’s non-employee directors as detailed in the Proxy Statement, dated July 30, 2025”.

Vote Required

The vote required for approval of the amendment of the compensation terms of our directors is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution approving the amendments to the Board of Directors compensation.

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PROPOSAL 4	Approval and Ratification of The Appointment of Kesselman & Kesselman, As The Independent Auditors of The Company For The Period Ending at The Close of The Next Annual General Meeting

What are we asking?

We are requesting the re-appointment of Kesselman & Kesselman, as our independent auditors for the fiscal year ending January 31, 2026.

Key reasons for our recommendation:

Kesselman & Kesselman have been our independent auditors since May 2024, demonstrating strong performance and a deep understanding of our business. The Board and audit committee recommend their reappointment and authorization to set their fees.

Background

Under the Companies Law and our Articles of Association, our independent auditors are to be appointed by our shareholders.

Following the recommendation by our Audit Committee and the Board, the Company seeks to appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor (the “Proposed

Auditor”) for the fiscal year ending January 31, 2026, and until our next annual general meeting of shareholders. This marks the second year of their appointment, and we seek to authorize our Board, upon recommendation of the Audit Committee to determine the Proposed Auditor’s remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

Brightman Almagor Zohar & Co., a member of the Deloitte Global Network (the “Former Auditor”), served as our independent registered public accounting firm for FYE24.

The table below sets out the total amount of fees for services rendered to us by Proposed Auditor and Former Auditor for services performed in the years ended January 31, 2025, and 2024, and breaks down these amounts by category of service:

in thousands of US $	2025	2024
Audit Fees (1)	$565	$736
Audit-Related Fees (2)	35	-
Tax Fees (3)	74	13
All Other Fees (4)	2	-
Total	$676	$749

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(1)	“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-related fees” include fees which are for assurance and related services other than those included in Audit fees. Audit services related to other statutory or regulatory filings, accounting consultations and due diligence.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

(4)	“All other fees” include fees for license fees for use of accounting research tools

Pre-Approval of Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All audit and non-audit services provided by our auditors in the fiscal years ended January 31, 2025 and January 31, 2024 were approved in accordance with this requirement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ended January 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution approving the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the fiscal year ended January 31, 2026.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended January 31, 2025. A copy of the FYE25 Annual Report, including the audited consolidated financial statements for the year ended January 31, 2025, is available for viewing and downloading on the SEC’s website at www. sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.cognyte.com/investors/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

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ADDITIONAL INFORMATION

Our FYE25 Annual Report filed with the SEC on April 2, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.cognyte.com/investors/.

The Company is subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board,

Elad Sharon

Chief Executive Officer

Dated: July 30, 2025

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Appendix A	Supplemental Information About Non-GAAP Financial Measures

The proxy statement includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins and adjusted EBITDA. The tables below include a reconciliation of each non-GAAP financial measure for completed periods presented in the proxy to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:

+	facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,

+	facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and

+	allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes. Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition.

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We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre- and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures.

We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry. Acquisition expenses (benefit), net.

In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs.

Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses. Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post- restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies:

Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party

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advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non- GAAP financial measures in order to provide a more meaningful comparison of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual recorded for the settlement of certain legal claims related to our business acquisitions.

Other adjustments. We exclude from our non- GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

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Reconciliation of GAAP to Non-GAAP Measures (Unaudited) In millions of US dollars ($)

	Q1-FYE26	Q4-FYE25	Q3-FYE25	Q2-FYE25	Q1-FYE25	FYE25	FYE24
Revenue
Total GAAP revenue	95.5	94.5	89.0	84.4	82.7	350.6	313.4
Revenue adjustments	-	-	-	-	-	-	0.1
Total non-GAAP revenue	95.5	94.5	89.0	84.4	82.7	350.6	313.5
Gross profit
GAAP gross profit	68.1	67.0	61.9	59.6	58.4	246.9	215.4
GAAP gross margin	71.3%	70.9%	69.5%	70.6%	70.6%	70.4%	68.7%
Stock-based compensation expenses	0.6	0.6	0.5	0.6	0.4	2.1	1.4
Other adjustments, net	-	0.0	-	-	-	0.0	0.2
Non-GAAP gross profit	68.7	67.6	62.4	60.2	58.8	249.0	217
Non-GAAP gross margin	71.9%	71.5%	70.1%	71.3%	71.1%	71.0%	69.2%
Operating loss and adjusted EBITDA
GAAP operating income (loss)	2.2	0.7	(2.2)	(1.4)	(2.3)	(5.1)	(18.1)
Stock-based compensation expenses	5.2	5.3	4.8	5.1	3.9	19.0	12.2
Other adjustments, net	0.2	0.1	0.8	0.8	0.2	1.8	1.7
Non-GAAP operating income (loss)	7.6	6.0	3.4	4.4	1.8	15.7	(4.2)
Depreciation and amortization	2.8	3.2	3.1	3.8	3.2	13.4	13.2
Adjusted EBITDA	$10.3	$9.3	$6.6	$8.3	$5.0	$29.1	$9.0

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	FYE25	FYE24
Cash from operations	46.8	34.6
Purchases of property and equipment	(10.6)	(7.0)
Cash paid for capitalized software development costs	(2.6)	(2.0)
Free cash flow	33.6	25.5

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Exhibit A: Amended Compensation Policy	COGNYTE SOFTWARE LTD. Compensation Policy for Executive Officers and Directors (As Adopted in September 2025)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Cognyte Software Ltd. (“Cognyte” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Cognyte’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Cognyte’s value and otherwise assist Cognyte to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Cognyte’s goals and performance. For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Cognyte’s directors.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from provisions of applicable law to the extent not permitted. This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Cognyte’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Cognyte (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Cognyte’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Cognyte’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Cognyte’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Cognyte’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Cognyte’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

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2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Cognyte’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity based compensation per vesting annum (based on the fair market value at the time of grant calculated on a liner basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Cognyte’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Cognyte’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Cognyte were examined and will continue to be examined by Cognyte from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Cognyte.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Cognyte to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Cognyte’s ability to attract and retain highly skilled professionals, Cognyte will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Cognyte’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and

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approved periodically by the Compensation Committee. To that end, Cognyte shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions (to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Nothing in this paragraph shall require Cognyte to provide a specific or minimum level of compensation.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.
7.	Benefits
7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:
7.1.1.	Vacation days in accordance with market practice;
7.1.2.	Sick days in accordance with market practice;
7.1.3.	Convalescence pay according to applicable law;
7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Cognyte’s practice and the practice in peer group companies (including contributions on bonus payments);
7.1.5.	Cognyte shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Cognyte’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and
7.1.6.	Cognyte shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Cognyte’s policies and procedures and to the practice in peer group companies.
7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 7.3 of this Policy (with the necessary changes and adjustments).
7.3.	In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

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7.4.	Cognyte may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Cognyte’s policies and procedures.

C.	Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Cognyte’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined, subject to Section 9.1, by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Cognyte’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Cognyte’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated).

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.
9.	Annual Cash Bonuses - The Formula Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Cognyte’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Cognyte’s CEO (in lieu of the Compensation Committee) and may be based on company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based at least 25% on overall company performance measures, which are based on actual financial and operational results, such as (by way

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of example and not by way of limitation) revenues, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Cognyte’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus (not including any commissions in the case of Commission Based Executive Officers (as defined below)) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.
9.3.	The maximum annual cash bonus (not including any commissions in the case of Commission Based Executive Officers), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.
9.4.	The annual commissions that any Executive Officer in a role with the Company which the Compensation Committee and the Board determine should be compensated in the form of commissions (collectively, the “Commission Based Executive Officers”) will not exceed 0.5% of the Company’s revenue for such given fiscal year.

CEO

9.5.	The annual cash bonus of Cognyte’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Cognyte’s Compensation Committee (and, if required by law, by Cognyte’s Board) and may be based on company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.
9.6.	The less significant part of the annual cash bonus granted to Cognyte’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee or the Board based on quantitative and qualitative criteria.
9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.
9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.
10.	Other Bonuses
10.1.	Special Bonus. Cognyte may grant its Executive Officers a special bonus as an award for

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special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Cognyte may grant a newly recruited Executive Officer a signing bonus, at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Cognyte may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)
11.1.	In the event of an accounting restatement, Cognyte shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable law and stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D.	Equity Based Compensation

12.	The Objective
12.1.	The equity-based compensation for Cognyte’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Cognyte and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Cognyte is intended to be in a form of share options and/or other equity-based awards, such as RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity

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in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Cognyte’s policies, the main terms of which shall be disclosed in the annual report of Cognyte.

12.4.	All other terms of the equity awards shall be in accordance with Cognyte’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards
13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 700% of his or her annual base salary or (x) 0.5% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers - the higher of (y) 500% of his or her annual base salary or (z) 0.35% of the Company’s fair market value.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Cognyte’s common shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.
13.4.	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E.	Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Cognyte may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however,

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that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Cognyte may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Cognyte may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Cognyte may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Cognyte for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements The total non-statutory payments under Section 14-17 above for a given Executive

Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F.	Exculpation, Indemnification and Insurance
19.	Exculpation

Cognyte may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Cognyte, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Cognyte may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Cognyte, all subject to applicable law and the Company’s articles of association.

20.2.	Cognyte will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $200 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Cognyte’s

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exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Cognyte shall be entitled to enter into a “run off” Insurance Policy (the “Run Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:
20.3.1.	The limit of liability of the insurer shall not exceed the greater of $200 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and
20.3.2.	The Run Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Run Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.
20.4.	Cognyte may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:
20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change of Control

21.	The following benefits may be granted to the executive officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:
21.1.	Vesting acceleration of outstanding options or other equity-based awards, on a double-trigger basis;
21.2.	Extension of the exercising period of equity-based compensation for Cognyte’s Executive Officers for a period of up to one (1) year, following the date of employment termination; and
21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.
21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

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H.	Board of Directors Compensation

21.5.	Cognyte’s non-employee Board members may be entitled to an annual cash fee retainer of up to $75,000 (and up to $125,000 for the chairperson of Cognyte’s Board), an annual committee membership fee retainer of up to $30,000, and an annual committee chairperson cash fee retainer of up to $50,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership). In addition, all Cognyte non-employee Board members that reside outside of Israel may be entitled to a supplemental annual retainer of up to $40,000 (it being clarified that this payment shall be made to such non-employee Board members in addition to the foregoing payments discussed in this section 22.1).

21.6.	The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

21.7.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

21.8.	Each non-employee member of Cognyte’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $250,000 or (x) 0.05% of the Company’s fair market value.

21.9.	All other terms of the equity awards shall be in accordance with Cognyte’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

21.10.	In addition, members of Cognyte’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

21.11.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I.	Miscellaneous

22.	Nothing in this Policy shall be deemed to grant to any of Cognyte’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Cognyte to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements

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entered into between Cognyte and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

23.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

24.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Cognyte may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Cognyte and none of the provisions thereof are intended to provide any rights or remedies to any person other than Cognyte.

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